                                    1 9 9 4


                           Schawk, Inc. Annual Report


                                     [LOGO]

CORPORATE MISSION

Schawk, Inc. is an international Company providing value-added products and services to specialized markets. Highly trained personnel and quality-controlled technologies are utilized. From our beginnings as a provider of prepress graphic services, a commitment to quality and service has been our only guarantee for continued growth. At Schawk, a Quality Improvement Philosophy was part of our corporate culture long before such programs became commonplace.

WE ARE GUIDED BY FIVE KEY AIMS.

  1. EMPLOYEE SATISFACTION. It's very simple: our employees are crucial to the success of our Company. We recognize them as our most important asset, a belief demonstrated through continued training and by incomparable service to our customers. It is clearly a whatever-it-takes attitude, and it enables Schawk to consistently move a superior product out the door. We must continue this support of our employees in tandem with highly professional attention to our customers to be successful during 1995 -- and beyond.
  2. CUSTOMER SATISFACTION. Our customers have traditionally chosen us because we offer the best products and service at competitive prices. In the current, unprecedented environment of corporate reorganization and downsizing, such corporate underpinnings are critical. Our high regard for basic customer service is the key to increased sales and profitability, a key we both understand and possess at every level of our organization.
  3. CAPITAL MANAGEMENT. Fiscal prudence drives our ability to stay competitive. Every decision related to spending is judiciously reviewed, with strict adherence to an Economic Value Added (EVA) approach. We constantly find and then evaluate paths to new successes, to improved margins, including:

  - Increased productivity through continued investment in technology and training.

  - Business simplification, by which we focus more on the 20% of our customers who generate 80% of our profits.

  - Adherence to guidelines related to customer credit and supplier incentive agreements.

  4. TECHNOLOGY AND INNOVATION. We firmly believe that the Schawk Companies will remain positioned on the cutting edge of technology. The Company has invested more than $65 million in capital expenditures over the last four years for new manufacturing equipment, R&D capabilities, computer technology, buildings, and the renovation of existing facilities.
  5. STOCKHOLDER VALUE. The continuing health and vitality of the Company is inextricably linked to the four points above. And the integrity of our efforts is measured by increased value to our stockholders. Specifically, our financial goal is to grow earnings at a long-term annual rate of 15%, which will put us in the top 25% of momentum-growth companies.

                     FINANCIAL HIGHLIGHTS - SCHAWK, INC.

                                                    PRO FORMA (A)                            HISTORICAL
                                            ---------------------------         ----------------------------------
YEARS ENDED DECEMBER 31,                       1994              1993           1994            1993           1992
- ------------------------                       ----              ----           ----            ----           ----
(Thousands of Dollars, Except Per Share Amounts)
CONSOLIDATED INCOME STATEMENT INFORMATION
Net sales                                     $186,145         $169,038       $186,145        $169,038      $110,999
Operating income                                26,254           21,820         24,273          19,965        14,331
Income before income taxes
  and minority interest                         21,016           17,640         19,035          15,785        12,854
Income taxes                                     7,071            6,400          3,849 (b)         840           571
Net income                                      12,585            9,907         13,469          14,616        12,466
Pro forma net income adjusted
  only for income taxes                             --               --         10,247           9,056         7,737
Pro forma net income per share                     .64              .49             --              --            --

CONSOLIDATED BALANCE SHEET INFORMATION
Working capital                                     --               --       $ 25,254        $ 30,049      $ 26,186
Total assets                                        --               --        193,426         180,193       155,756
Long-term debt
  (Excluding capital lease obligations)             --               --         75,059          76,918        64,061
Stockholders' equity                                --               --         76,275          51,119        44,183


   (a) Pro forma net income includes adjustments for the merger, purchase accounting and income tax adjustments. See Note 15 to the consolidated financial statements.
   (b) Includes a one-time deferred tax charge of $3,000 for termination of S Corporation tax election.

                                 1992              1993             1994
                                 ----              ----             ----
NET SALES                       $111.0            $169.0           $186.1
ACTUAL OPERATING INCOME          $14.3             $20.0            $24.3
PRO FORMA OPERATING INCOME          --             $21.8            $26.3
PRO FORMA NET INCOME*             $7.7              $9.9            $12.6

* Pro forma for income taxes in 1992 and for merger, purchase accounting and income taxes in 1993 and 1994.

LETTER TO STOCKHOLDERS - SCHAWK, INC.

In this, our first annual report to stockholders of the merged Schawk, Inc. we are proud to report strong earnings. Operating income grew by 20% year over year indicating the increasing margin improvement in both the Plastics and Graphics Groups.

                                    [PHOTO]

We were very pleased with the results of 1994 -- both in how our people and Companies performed, and in the new corporate structure resulting from the merger of Filtertek and Schawk's Graphic operations.
   Our big news for the year was the merger of the Schawk and Filtertek Companies -- approved by more than 83% of the non-Schawk-related stockholders, without votes by the Schawk Family. SGK-NYSE is now a public company. The Schawk ticker, SGK, went up on the New York Stock Exchange on Thursday, January 5, 1995 -- a very proud day for each Schawk employee. Moving forward as a single Company with a focused management team, we are setting the stage for the next level of growth with a stronger capital base, improved cash flow and synergistic management efficiencies. The Schawk Family will continue to direct management of the new Company and will remain the Company's largest stockholder.
   In this, our first annual report to stockholders of the merged Company, we are proud to report strong earnings. On internal growth alone, we saw sales increase 10% to $186 million in 1994 from $169 million in 1993. More significantly, the operating income increased to $24 million during the 1994 year, exceeding by 20% the posting of $20 million achieved during 1993.
   Growth in earnings per share also posted impressive increases: we gained over 30% at $0.64 per share for 1994, surpassing the Company's pro forma earnings per share of $0.49 for 1993.
   One objective of our new Company is to focus on a higher-than-industry average return on equity by achieving a 20% return within three to five years.
                                      ***
After the merger, Schawk, Inc. filed a registration with the S.E.C. for a stock offering of 4 million shares. Our Executive Management Team made a decision in February 1995, to withdraw the offering due to then-current market conditions. Our decision was based on the belief that the then-market price did not adequately support the earnings outlook of the Company. Capital which would have been raised and additional float which would have been created were not sufficient to overcome the dilutive impact of the then-current market price. The registration statement was officially withdrawn from the S.E.C. in March 1995.

   We welcome Hollis W. Rademacher to our Board of Directors. From 1957 to 1993, Mr. Rademacher has held various positions with Continental
Bank, N.A. Chicago, Illinois and Continental Bank Corporation,
Chicago, Illinois, most recently serving as Chief Financial Officer. Mr. Rademacher increases our Board membership to ten and the number of outside Directors to three. He serves on the Board's audit, option and compensation committees.
   The Schawk Executive Management Team will continue to direct the merged Companies with Schawk's operating philosophies. We prioritize relationships with our employees and customers. We add product value through our concentrated customer service effort and emphasis on technology consulting. We focus our plant managers to achieve superior financial returns by improving operating margins in order to maximize stockholder value.

OVER THE PAST SEVERAL MONTHS, WE HAVE OFTEN BEEN ASKED WHAT WE CONSIDER TO BE OUR BIGGEST CHALLENGE... THE ANSWER IS TO CONTROL AND MANAGE OUR GROWTH.

   Over the past several months, we have often been asked what we consider to be our biggest challenge... The answer is to control and manage our growth. We have multiple acquisition opportunities before us and we will continue to make judicious decisions regarding those opportunities to optimize good strategic fit. We also emphasize growing internally with our existing Fortune 500 customer base by increasing the number of opportunities that our Companies have to serve them. Finally, the Company continues to grow through process improvements that reduce cycle time throughout both our development and manufacturing processes. Controlling and managing growth will improve stockholder value through the year 2000 and beyond.
   Should you have questions regarding our Company, please feel free to contact our Investor Relations Department at (708) 827-9494. We always look forward to your comments and questions.

Very truly yours,


Clarence W. Schawk
Chairman of the Board



David A. Schawk
President and Chief Executive Officer

THE SCHAWK COMPANIES BUILD PARTNERSHIPS AND ALLIANCES THAT STAND THE TEST OF
TIME.

SCHAWK, INC. CORPORATE HEADQUARTERS

SCHAWK, INC.
1695 River Road
Des Plaines, IL 60018
1-800-621-1909
(708) 827-9494
FAX (708) 827-1264


SCHAWK COMPANIES/GRAPHICS GROUP

AMBER DESIGN, INC.
(Div. of Process Color Plate)
1500 Route 517
Hackettstown, NJ 07874
(908) 850-6300
FAX (908) 850-5673
Electronic production design

COLOR DATA EAST, INC.
5 North Greenwich Road
Armonk, NY 10504
1-800-634-8459
(914) 273-6665
FAX (914) 273-6889
Electronic color separations and finished film for lithography, flexography and gravure

FLEXO GRAPHICS, INC.
2269 W. County Road C
Roseville, MN 55113
1-800-451-4781
(612) 636-0611
FAX (612) 636-0560
Color separations and photo-polymer plates for flexography and lithography

LINCOLN GRAPHICS, INC.
1110 Cornell Avenue
Cherry Hill, NJ 08002
(609) 662-3433
(609) 662-5957
Full-service prepress for lithography, flexography and gravure

LITHO COLORPLATE COMPANY, INC.
2626 2nd Street N.E.
Suite #100
Minneapolis, MN 55418
(612) 788-8308
FAX (612) 789-5424
Full-service prepress for lithography, flexography, gravure, and production press proofs

LSI/ATLANTA
5000 Highlands Overlook,
Suite 215
Wilson Way
Smyrna, GA 30082
(404) 333-9432
FAX (404) 333-4280
Color separations for lithography and flexography

LSI/KALA
2325 North Burdick
Kalamazoo, MI 49007
(616) 381-3820
FAX (616) 382-9070
Color separations for lithography and flexography, production press proofs (including metal decorating)

THE PALM GROUP
2626 2nd Street N.E.
Suite #100
Minneapolis, MN 55418
(612) 339-2000
FAX (612) 781-6296
High-level electronic retouching

PROCESS COLOR PLATE CO., INC.
1200 W. Monroe Street
Chicago, IL 60607
(312) 243-2216
FAX (312) 243-2859
Full-service prepress for flexography and gravure

SCHAWK CLIENT SERVICES GROUP
1695 River Road
Des Plaines, IL 60018
1-800-621-1909
(708) 827-9494
FAX (708) 827-1967
Consulting, needs analysis, systems integration, technical education and training services to other Graphics Group divisions and their customers

SCHAWKGRAPHICS
1600 East Sherwin Avenue
Des Plaines, IL 60018
(708) 296-6000
FAX (708) 296-9466
Full-service prepress for lithography, metal decorating, flexography, and gravure

TOTAL REPRODUCTIONS/ NORAL, INC.
6901 Hamlin Avenue
Lincolnwood, IL 60645
(708) 674-6400
FAX (708) 674-6024
Full-service color separations

TRUE COLOR SOLUTIONS, INC.
6901 Hamlin Avenue
Lincolnwood, IL 60645
(708) 674-6470
FAX (708) 674-6024
Full-service printing

WESTON ENGRAVING CO.
2626 2nd Street N.E.
Suite #100
Minneapolis, MN 55418
(612) 789-8514
FAX (612) 789-5424
Electronic production design, full-service prepress for lithography, flexography and gravure, and production press proofs

SCHAWK COMPANIES/PLASTICS GROUP

FILTERTEK, INC.
11411 Price Road
P.O. Box 310
Hebron, IL 60034
1-800-248-2461
(815) 648-2416
FAX (815) 648-2929
Design and manufacture of insert injection molded filtration products

FILTERTEK DE PUERTO RICO, INC.
CARR #757, K.M. 0.4
Box 800
Patillas, PR 00723
(809) 839-6363
FAX (809) 839-6360

FILTERTEK, B.V.
Industrial Estate
Newcastle West
County Limerick, Ireland
011-353-696-2666
FAX 011-353-696-2475

FILTERTEK, SA
ZA Du pre de la Dame Jeanne
B.P. 11
60128, Plailly, France
011-33-4454-1990
FAX 011-33-4454-3892

FILTERTEK GMBH
Langer Weg 1-9
D-4048 Grevenbroich 4
Gustorf, Germany
011-49-2181-491-923
FAX 011-49-2181-491-930

PLASTIC MOLDED CONCEPTS, INC.
111 Murphy Drive
P.O. Box 490
Eagle, WI 53119
(414) 594-2191
FAX (414) 594-3589
Design and manufacture of injection molded plastic products

TEK PACKAGING GROUP HEADQUARTERS
11320 E. Main Street
P.O. Box 68
Huntley, IL 60142
(708) 669-5291
FAX (708) 669-5263
Design and manufacture of thermoformed packaging products for the consumer products industry

TEK PACKAGING GROUP
Midwest Facility
11000 Bakley St.
Huntley, IL 60142
(708) 669-0522
FAX (708) 669-0524
Design and manufacture of thermoformed packaging products for the healthcare and electronics industries

TEK PACKAGING GROUP
West Coast Facility
3614 Zephyr Court
Stockton, CA 35206
(209) 982-0209
FAX (209) 982-0206
Design and manufacture of thermoformed packaging products for the healthcare and electronics industries

                                                                       [PHOTO]


AN ONGOING INVESTMENT IN TECHNOLOGY AND TRAINING

The Schawk Companies are united by a common business strategy: to build and maintain a leadership role in technology-intensive enterprises, enabling us to better serve our client base of Fortune 100 and 500 companies. Our high levels of expertise, innovation and customer service enable us to provide high-margin products that assure our long-term growth and viability.
   One of our strengths lies in our ability to help our customers maximize the opportunities presented by changing technology. As a result of experiences in the graphic arts field, where electronic technology revolutionized an industry in less than a decade, we realized early on that by embracing all aspects of developing technology, we would increase our growth and profitability, while better serving our customers.

                                    [PHOTO]

   Responsible industry leadership has required an ongoing investment in new technologies and the knowledge to master them. It has meant a focus on the philosophy of quality throughout our Companies. It has also meant the relentless support of employee training and improvement, since the key to each of Schawk's proprietary products is expertise.

                                    [PHOTO]

"It's the Schawk Technical Advisory Board's (STAB's) job to help the Schawk Companies keep ahead of the technology curve by investigating what's new, doing research, and advising our operating companies. Rapidly advancing technology also requires much education and information dissemination to our own employees and those of our customers. Through our Schawk Prep and Seminar Programs alone, we were able to provide training for over 3,000 individuals last year. In addition, our electronic file verification services--making sure everything's OK before a project transitions into production--is a resource that all of our Graphics Companies can offer to their customers. In the end, it's all about service."

                                  Bruce Miller
                           Chairman, Schawk Technical
                             Advisory Board (STAB)
                       Vice President, Technical Director
                       Weston Engraving (Minneapolis, MN)

                                  Lida Jalali
                           General Manager, Schawk's
                        Client Services Consulting Group
                         Schawk, Inc. (Des Plaines, IL)

OUR GRAPHICS GROUP: SPECIALTY SERVICES BASED ON TECHNOLOGY VALUE ADDED

Our Graphics Group provides premium prepress products and services for each of the three main printing processes used in packaging and related promotional materials: lithography, flexography and gravure. We know of no other group that provides the comprehensive press services to the packaging industry.
   The challenge is posed by many factors, primarily due to the fact that with packaging, a variety of inks are often applied to a package made of plastic, metal, cardboard, colored stock, or other material instead of

                                    [PHOTO]

standardized paper. With packaging, a minor error in color balance can change the breakfast visual on a million packages to an unpleasant green; a smiling baby can develop a worrisome pallor. Since a very high percentage of the purchasing decisions for food, beverage and other household products are made at the point of purchase, accuracy is critically important.
   The specific task of our Graphics Group is not printing, but modifying artwork and photography to present either film or digitized information to the printers who then print the actual packages or labels. We have become the agent who assures perfect balance of colors, specifically adapted for the unique material of each package.
   Our Company's profitability has expanded during the digital revolution that continues to consolidate our industry, driving many competitors out of business. Though computers have made it possible to do prepress work at lower unit cost with faster turnaround times, hardware and software continue to advance at a rate that presents the challenge of requiring a continuous investment in equipment and training.
   This challenge has characterized our long-term route to growth. Many years ago, our Graphics Group established direct relationships with the consumer food manufacturers and consumer products companies and people making the key

                                                                         [PHOTO]

decisions. Thus, our technical expertise places us in the role of consultant and trainer as well as supplier to Fortune 100 and 500 customers, putting us in an excellent position for providing a full range of profitable specialty services that bring us closer to our customer base.
   For example, during 1994, we established installations on-site at six customer locations. These were staffed by Schawk personnel in order to help those customers more efficiently coordinate their marketing staffs and converters, to better coordinate with our own production-operation people. This level of partnership -- a level of service far beyond that of conventional prepress -- is likely to represent as much as 30% of our workforce within five years.
   In addition, we have traditionally strengthened our market position through an aggressive, ongoing acquisition program in which we target companies for their key customer lists.

                                    [PHOTO]

                                    [PHOTO]

"Schawk's dedication to growth through acquisitions and commitment to quality has taken us into a new era. Schawk has set the stage for bringing the Plastics Group into new markets with accelerative growth prospects. Schawk, Inc. is preparing for the future as a premiere international leader in the graphics and plastics industries it serves."

                                  Larry Larkin
                            Executive Vice President
                          Plastics Group (Hebron, IL)


In January 1995, Schawk Inc. completed the acquisition of Noral Color Corp. of Chicago and merged its operations with one of the Company's existing facilities, Total Reproductions, Inc. Previously, in May of 1994, Schawk acquired Clockface & Creole, merging it with our Client Services Group. This well-known graphics technology and training firm is working

                                    [PHOTO]

internally with our own employees and externally with those of our customers.
   Over the years, our Graphics Group has been strengthened through its work as alpha and beta sites for such software developers as Adobe, Aldus, Barco, Altsys/Macromedia, and Alias, and hardware companies including Scitex, Linotype-Hell, Silicon Graphics, and AGFA. This participation has provided an opportunity to become familiar early on with new software. It also allows us to have input in the development of the software and hardware itself. This means it is possible for the Graphics Group to develop skills prior to final, full-market release of such developing technology.
   As an example, in 1994 we performed alpha and beta services for a number of companies, including Radius Corp., the first licensee of the Macintosh operating system, whose line of Mac clones is targeted at high-end graphics users such as ourselves.
   In addition, our Graphics Group provides service early in the packaging process, offering high-level computer production design capabilities to our packaging clients.

SCHAWK PLASTICS GROUP: STRATEGIC ALLIANCES TO DOMINATE NICHE MARKETS

Our Plastics and Packaging Groups adhere to the Schawk philosophy of investment in knowledge-intensive systems and people. For example, we believe our use of advanced design software to be a first for our industry. Linked to a multi-dimensional modeling capability, all Schawk Plastics Group facilities can today provide extremely rapid turnaround of design and prototyping for both filter and packaging customers -- much faster than industry standards.
   Filtertek, our insert injection molding firm, is the world's largest manufacturer of custom insert injection molded filtration devices, serving markets including auto-

                                                                         [PHOTO]

motive, healthcare and industrial applications from facilities in the U.S., Puerto Rico and Europe. Consolidation of our European manufacturing operations was completed during 1994 with the closing of our German manufacturing facility and merging such work into our existing French and Irish operations. ISO 9000 certification was achieved by the Irish facility during 1994. French certification is planned for 1995, while efforts for U.S. certification are moving on a parallel track.
   By establishing strategic alliances with suppliers and customers alike, Filtertek has gained an international reputation for solving complex customer needs through design, innovation and excellence in manufacturing process technology. These alliances provide valuable assistance in

                                    [PHOTO]

designing new products, developing new engineered materials, securing new product patents, and efficiently accessing new distribution channels for our products.
   For the automotive industry, Filtertek develops and manufactures many of the unique filters now found in anti-lock braking systems, fuel injection systems and automatic transmissions, to name but a few.

                                    [PHOTO]

"We applied TQM principles to reengineering our wage delivery system for our manufacturing population. The previous system was an incentive piece rate system which had been organized in a haphazard manner. To change it, an employee-elected process team of manufacturing employees developed job descriptions, a grade structure, appraisal forms, and then reviewed competitive wage data, and established new wage ranges for the entire manufacturing workforce. It took about five months, but today we have a merit-based system of hourly rates that's fairer to everyone... including the customer. Employee empowerment works at our company.

                                 Anita Bordeau
                          Director of Human Resources
                          Filtertek, Inc. (Hebron, IL)

Three new patented designs for an all plastic automatic transmission sump filter went into production during 1994: two as an OEM supplier to Ford and one to General Motors. All three are now being sold into the aftermarket as well. Our patented sump filters are made of a newly engineered resin which, as part of a strategic alliance, is licensed exclusively for the application. Aftermarket distribution is also the result of an exclusive strategic alliance, with a key distributor in the automotive aftermarket field.
   For the healthcare field, the Company pioneered two new filters in 1994 that

                                    [PHOTO]

provide a level of bacterial control not previously achieved, creating a healthier environment for dental patients. The first product, launched in October 1994, as the Clearline(TM) Dental Water Filter, fits in a dental chair's water supply line and protects the patient from microbial contamination in the water line, as well as preventing contaminant backflush. The daily-disposable Clearline(TM) Dental Water Filter is being exclusively manufactured for our alliance partner, Scitech Dental of Seattle, WA.

   Filtertek's second dental exclusive is a filter that fits inside the dental hand piece. This per-patient filter is scheduled for launch in late 1995 through an exclusive strategic partnership with a leading manufacturer of high-speed dental hand pieces. With more than 140,000 dentists in the U.S. alone, the potential market is enormous.
   Plastic Molded Concepts, Inc. (PMC), our custom injection molding firm, is known for its ability to produce complex specialty products with engineered plastics. It works with difficult-to-mold engineering-grade resins to produce a range of durable goods from gas tanks for small engines to faucet parts for garbage disposals to parts for high-tech medical and healthcare diagnostic equipment. Like all Schawk Companies, PMC seeks to build a strong base of knowledge, often working with resin suppliers in beta-fashion to gain expertise with new resins and to then extend its experience in handling tough jobs. During 1994, we provided our PMC facility with added business critical mass with the complete relocation of our Plasti-Chain product line from Illinois to our PMC facility in Eagle, Wisconsin.

                                                                         [PHOTO]


                                    [PHOTO]
THE PLASTICS PACKAGING GROUP: REFOCUSED IN 1994; NATIONAL OBJECTIVES IN 1995

Within the Plastics Group, our packaging Companies focus on "visual packaging"
- -- the kind of packaging that displays the product inside a clear plastic shell. Our markets include both consumer products and specialty clean room packaging for the healthcare and electronics industries.
   Consolidated in 1994 as Tek Packaging Group, our visual and protective packaging operations, formerly known as Robinson Industries, provides its customers with a full line of plastic components to package their products, including package design, the engineering and building of tools (molds), the thermoformed blisters, clamshells and trays themselves, as well as the prepress and printing of any printed packaging components such as blister cards.
   Clean room and healthcare packaging is produced by two units that were merged in 1994 with Tek Packaging Group, previously known as Fuzere Manufacturing Co. and Fuzere Midwest. The primary features

                                                                         [PHOTO]
of these specialized facilities are their design capability and clean room/sterile manufacturing environment.
   Tek Packaging Group products have been used for custom-designed implement trays utilized in a variety of surgical procedures and sterilizable packaging for items needing complex protection such as artificial hip and knee joints.
Our capabilities include not only manufacturing to precise specifications, but also comfortably meeting FDA guidelines for GMPs (Good Manufacturing Procedures).

                                    [PHOTO]

THE FUTURE IS GLOBAL

The pace of change is accelerating. All of our Companies look forward to continued opportunities presented by the technologies and markets that define their clients' needs. Our commitment to the best technology, coupled with our ongoing training programs for employees and customers, enables us to maintain leadership in all our industries.
   The bottom line for Schawk is simply this: we take relationships one step further with our customers and employees, building partnerships and alliances that stand the test of time.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION - SCHAWK, INC.

BACKGROUND

Schawk has grown through a series of strategic acquisitions over the last 20 years in which many owner-manager teams of acquired firms have been retained. Purchase terms have typically involved cash, notes and performance-based future compensation. These acquisitions have been assimilated and in nearly every instance have been accretive to future earnings growth.

These successful acquisitions are elements of a strategic plan to acquire market niche companies with Fortune 500 customer lists, excellent customer service or proprietary products and solid management which receives performance incentives to continue to grow the business. All Schawk's acquisitions were in strong markets serving customers with both technological and quality advantages. The Company believes that continued emphasis on complementary acquisitions of companies serving targeted markets will allow it to broaden its prepress and plastics product offerings. The Company also believes it has greater versatility in manufacturing and serving its customers than smaller, less-capitalized and less-integrated competitors, and that this versatility will result in greater opportunities for internal growth.

Schawk acquired or initiated the start-up of the following companies during the last three years. In May 1992, Schawk acquired Lincoln Graphics, Inc. in Cherry Hill, New Jersey. Lincoln Graphics gives the Graphics Group a strong East Coast presence in the prepress packaging markets. In July 1992, Schawk acquired Flexo Graphics, Inc. in Roseville, Minnesota. Flexo Graphics, Weston Engraving and Litho Colorplate are three Graphics Group companies servicing the Minneapolis-St. Paul packaging markets. Schawk Client Services Consulting Group was formed during the third quarter of 1992 to service the graphic arts software, hardware, and training needs of the Graphics Group's customers. In 1994, Schawk Client Services Group was enhanced when the previous owners of Clockface & Creole, a well-known graphic arts training company, agreed to liquidate its operation, join the group and further develop the technical training and education division of Schawk.

Schawk effectively acquired a controlling interest of the outstanding equity of Filtertek in September 1992. On June 1, 1993, Filtertek purchased Plastic Molded Concepts (PMC) in Eagle, Wisconsin. PMC is a manufacturer of specialty plastic components for the healthcare and industrial industries. On October 2, 1993, Filtertek purchased three plastics thermoforming operations: Robinson Industries and Fuzere Midwest, both located in Huntley, Illinois, from Schawk and Fuzere Manufacturing Company, Inc., located in Stockton, California, from the stockholders of Schawk (collectively, the "Robinson/Fuzere transaction"). These thermoforming companies are now operated as the Tek Packaging Group, Inc.

Filtertek and Schawk had been operating under common control and management since September 1992. During that time, it became apparent to management that combining the companies would simplify and enhance the operations, management, and strategic direction. In November 1994, Filtertek and Schawk agreed to merge, and, following receipt of the requisite stockholder approval by more than 66 2/3% of the independent stockholders of Filtertek, Schawk merged with and into Filtertek effective as of December 30, 1994. Filtertek's name was changed then to Schawk, Inc.

BASIS OF PRESENTATION

The merger was accounted for using the purchase method of accounting. Because Schawk owned a controlling interest in Filtertek prior to the merger, under AICPA Accounting Interpretation 26 of Accounting Principles Board Opinion No. 16, the merger is required to be accounted for as if Schawk had acquired the minority interest in Filtertek's Class A Common Stock outstanding at the effective time of the merger. Accordingly, the consolidated financial statements of Schawk will be treated as the Company's historical financial statements in future financial reporting. Such historical financial statements of Schawk include the results of Filtertek since Schawk's acquisition of its controlling interest in September 1992.

In light of the changes to be made in future accounting presentation, the following discussion of periods prior to the consummation of the merger includes an analysis of (i) pro forma consolidated income statement data for the Company; and (ii) the historical consolidated results of operations and financial condition of Schawk, which include 100% of sales but only 60% of earnings for 1992, 1993 and 1994, since Schawk's controlling interest in Filtertek beginning September 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION - SCHAWK, INC.

Pro forma calculations:
The earnings per share presented are pro forma calculations. The Company believes that the pro forma presentation best represents the actual results of the combined operations as if they had been merged for the comparable periods of 1993 and 1994. The actual earnings per share for Schawk, Inc. are not informative because Schawk was a privately owned S Corporation and had a limited number of outstanding shares prior to the merger with Filtertek, Inc. on December 30, 1994. Further, as an S Corporation, taxation of the Corporate entity was minimal. The shares outstanding in the pro forma earnings per share calculations account for the shares exchanged in the merger as if the exchange occurred at the beginning of each of the periods presented. Consequently, the minority interest in the earnings of Filtertek has been eliminated. In addition, pro forma purchase accounting adjustments for increased goodwill amortization, increased depreciation for fair value adjustments to property and equipment, and reductions in compensation expense for new employee/stockholder agreements effective January 1, 1995 have also been made to present pro forma earnings per share. Additionally, the earnings have been adjusted as if the Graphics Group had been taxed at regular corporate income tax rates instead of S Corporation rates. Schawk terminated S Corporation tax status on December 30, 1994.

PRO FORMA FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PRO FORMA CONSOLIDATED RESULTS--1994 VERSUS 1993

Net Sales. Sales were $186.1 million for 1994 versus 1993 sales of $169.0 million. This was a 10.1% increase due to steady internal growth of the Company's existing customer base.

Operating Income and Margin. Pro forma operating income for 1994 was $26.3 million, a 20.3% increase over 1993 operating income of $21.8 million. The operating margin increased to 14.1% in 1994, from 12.9% in 1993. This margin improvement resulted from operating efficiencies, the closure of excess manufacturing capacity in Germany, and continued improvements through automation of manufacturing processes.

Income Before Income Taxes. Pro forma income before income taxes for 1994 was $21.0 million compared with $17.6 million for the same period in 1993. This was a 19.1% increase in income before income taxes. Interest expense increased from $4.9 million in 1993 to $5.2 million in 1994 due to rising interest rates. The Company also recorded in the fourth quarter a $1.0 million pre-tax charge to income related to the proposed offering of Schawk, Inc. Class A common stock which was withdrawn from the Securities and Exchange Commission (S.E.C.) in March 1995.

Net Income. Pro forma primary and fully diluted earnings per share adjusted for the merger, purchase accounting, and income taxes (see Note 15 to the Schawk, Inc. audited financial statements) for Schawk, Inc. was $0.64 for 1994, a 30.6% increase over pro forma primary and fully diluted 1993 earnings per share adjusted for the merger, purchase accounting and income taxes of $0.49. Pro forma net income increased to $12.6 million in 1994 from $9.9 million in 1993. The Company also recorded in the fourth quarter of 1994 a $0.6 million after-tax charge to income related to the proposed offering of Schawk, Inc. Class A common stock which was withdrawn from the S.E.C. in March 1995.

PRO FORMA GRAPHICS GROUP--1994 VERSUS 1993

Net Sales. Sales increased 8.4% to $103.9 million in 1994, from $95.8 million in 1993. The largest sales increases were seen in the flexographics operations with more food and consumer products moving toward flexible packaging. This increase was due to continued product extensions, increased product entries into the market, and packaging label changes required by Federal Law.

    Operating Income and Margin. Operating income rose 24.6% to $20.4 million for 1994 as compared with $16.4 million for 1993. The 1994 operating margin was 19.6% as compared to the 1993 operating margin of 17.1%. This increase reflects higher gross margins on increased sales with only modest increases in selling, general and administrative expenses. Technology gains and enhanced training for production personnel have improved gross margins because work moves more quickly through the manufacturing sites.

PRO FORMA PLASTICS GROUP--1994 VERSUS 1993

Net Sales. Sales for the Plastics Group for 1994 increased 12.3% to $82.3 million compared with $73.2 million for 1993. The Plastics Group's sales growth was primarily due to increases at the Tek Packaging Group's Robinson facility, the Filtertek U.S. and French divisions and PMC.
    Year over year automotive filter product sales were up 24%, consumer sales were up 10% and industrial sales were up 30%. Healthcare filter product sales declined 9% due in part to a significant drop in orders during the fourth quarter 1994 as healthcare customers reduced inventories.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION - SCHAWK, INC.

Operating Income and Margin. Operating income for 1994 increased 7.9% to $4.1 million in 1994 from $3.8 million in 1993. The 1994 operating margin for this group was 5% as compared with the 1993 operating margin of 5.2%. Margins continued to lag in Europe from pricing pressures and the closing of the German manufacturing facility and assimilation of much of its volume into other operations. Margins also were impacted by the greater percentage of automotive product orders which have lower product margins than the healthcare, industrial and consumer segments.

HISTORICAL FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HISTORICAL CONSOLIDATED RESULTS--1994 VERSUS 1993

Net Sales. Historical sales for this period were identical to the pro forma sales.

Operating Income and Margin. Operating income increased by 21.6% from $20.0 million in 1993 to $24.3 million in 1994. Operating margin improved from 11.8% in 1993 to 13% in 1994. This increase reflects higher gross margins on increased sales with only modest increases in selling, general and administrative expenses. A faster generation of equipment and a well-trained workforce that can take advantage of such technology advances has improved gross margins because work moves more quickly through the manufacturing sites.

Income Before Income Taxes and Minority Interest. Income before income taxes and minority interest for 1994 was $19.0 million, up 20.6% from $15.8 million in 1993 as a result of the above discussion regarding net sales and operating income and margin.

Net Income. Net income for 1994 was $13.5 million, down 7.8% from $14.6 million in 1993. The 1994 income tax provision includes a $3.0 million adjustment to reflect the termination of the S Corporation status of Schawk. Additionally, 1994 reflects a $0.6 million after-tax charge related to the proposed offering of Schawk, Inc. Class A common stock which was withdrawn from the S.E.C. in March 1995.

HISTORICAL CONSOLIDATED RESULTS--1993 VERSUS 1992

Net Sales. Net sales increased 52.3% to $169.0 million for the year ended 1993 from $111.0 million for the year ended 1992. Net sales reflect a full year of Filtertek sales in 1993 compared to only three months of 1992 sales as well as a full year of sales from two Graphics Group acquisitions, Lincoln Graphics and Flexo Graphics. Internal growth of 10.1% was attributable to increased orders from existing Graphics Group customers including the fourth quarter orders as customers began to change their food and beverage labels to comply with the federally mandated NLEA requirements, offset by a sales decline in a non-packaging commercial prepress and printing facility.

Operating Income and Margin. Operating income increased by 39.3% to $20.0 million in 1993 from $14.3 million in 1992. The operating margin declined from 12.9% in 1992 to 11.8% in 1993 because of the inclusion of a full year of Filtertek operations in 1993 which has lower margins than Schawk. Operating income from the Graphics Group increased 15.5% to $16.4 million in 1993 compared with $14.2 million in 1992, as operating margins in this segment remained the same on increased volume.

Income Before Income Taxes and Minority Interest. Income before income taxes and minority interest increased 22.8% to $15.8 million in 1993 from $12.9 million in 1992. Interest expense increased 110.4% from $2.3 million in 1992 to $4.9 million in 1993 as a result of additional debt incurred for the acquisition of a controlling interest in Filtertek.

Net Income. Net income increased by 17.2% to $14.6 million in 1993 compared with 1992 net income of $12.5 million due to the factors discussed above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION - SCHAWK, INC.

LIQUIDITY AND CAPITAL RESOURCES

Schawk has a $49.0 million Revolving Credit Agreement to provide financing, acquisition funding and working capital flexibility. The agreement was effective in September 1992 and matures on August 31, 1999. Advances under the revolver bear interest at an annual rate equal to either the Eurodollar interest rate plus 0.625% until August 31, 1996, and 0.75% thereafter, or, at the election of the borrower, the lender's prime rate. The blended interest rate for the year ended December 31, 1994 was 5.3%. On December 31, 1994 advances under the revolver were $46 million, down from the December 31, 1993 level of $51.5 million. Amounts borrowed and repaid under the facility may be borrowed again from time to time up to the current maximum of $49.0 million.

Schawk has an interest rate swap (floating to fixed) which sets the rate of interest on the revolving credit facility at 5.81%. See Note 8 to the Schawk, Inc. audited financial statements. The swap amount at December 31, 1994 was $26.0 million and had a positive value of $643,000. If the swap was terminated at December 31, 1994, the bank would owe Schawk, Inc. $643,000. From November 1992 through November 1994 the swap had a negative value. The amount of additional interest from November 1992 through November 1994 was approximately $1.4 million.

In connection with the merger, Schawk issued notes payable in payment of the $8.8 million S Corporation dividend to the Schawk Family. These notes bear interest at 5% per annum and are payable on demand or, if not repaid earlier, December 31, 1995. The Company has arranged an unsecured short-term credit facility for up to $8.8 million to fund repayment of these notes payable if needed. This facility bears interest at LIBOR plus 0.5% and matures at December 31, 1995.

Filtertek currently has a $30.0 million Revolving Credit Agreement to provide financing, acquisition funding and working capital flexibility. The agreement was effective in December 1993 and matures in December 1998. Advances under this revolver bear interest at an annual rate of LIBOR plus 0.5% or, at the election of Filtertek, the lender's prime rate. At December 31, 1994, Filtertek had outstanding advances of $28.3 million pursuant to the revolver, up from the December 31, 1993 level of $22.0 million. The blended interest rate for the year ended December 31, 1994 was 5.5%.

Filtertek negotiated a $3.5 million foreign currency line of credit to facilitate the funding of European working capital needs. This short-term line is available to provide cash flow to cover the costs related to the closing of the German manufacturing site. At December 31, 1994, Filtertek had borrowed $645,000 on this line of credit.

The Company's working capital at December 31, 1993 was $30.0 million, representing a 14.8% increase over the 1992 year-end level of $26.2 million, and was $25.3 million at December 31, 1994. Management believes that the level of combined working capital is adequate for the Company's liquidity needs related to normal operations both currently and in the foreseeable future, and that the Company has sufficient resources to support its growth, either through currently available cash, through cash generated from future operations, or through short-term or long-term financing. The Company currently pays a regular quarterly dividend on the Class A Common Stock of $0.065 per share, or $0.26 per share annually. The Company also pays a 5% dividend on its preferred stock.

The Company had combined capital expenditures for 1994 of $13.9 million. The Schawk combined capital expenditures during 1993 were $19.1 million, and $11.1 million during 1992. The expenditures were primarily due to acquisitions, building renovations, the purchase of several properties and new equipment.

As a result of the Schawk's acquisition of the majority interest in Filtertek, the acquisitions of Flexo Graphics and Lincoln Graphics, and the combined capital expenditures of the Plastics and the Graphics Groups, combined depreciation and amortization increased from $7.8 million in 1992 to $15.3 million in 1993 and to $14.9 million for the year ended 1994.

Acquisitions of $48.3 million in the Schawk 1992 cash flow statement are related to the Filtertek, Lincoln Graphics and Flexo Graphics acquisitions, and acquisition costs of $13.4 million in 1993 were due to the second stage of the Filtertek transaction and Filtertek's acquisition of PMC. Acquisitions during 1994 were negligible.

Schawk's current revolving credit facility is being renegotiated to increase the Company's borrowing capacity and recognize the improved credit worthiness of the combined entities. The Company anticipates putting a new revolver in place early in the second quarter of 1995. This revolver will supersede the current Schawk revolver, the Filtertek revolver, the foreign currency line of credit and the short-term dividend note. The new revolver is anticipated to have more favorable pricing than our combined existing lines of credit. The unused portions of the Company's revolving credit facilities will be available to fund possible future acquisitions and for general corporate purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION - SCHAWK, INC.

1995 ACQUISITIONS

To further strengthen its market position, the Company has recently completed or is currently contemplating the acquisition of the following companies:

On November 30, 1994, Schawk, Inc. announced its agreement to acquire the business and certain assets of Noral Color Corporation, a prepress graphic arts business servicing packaging, point-of-sale and the advertising markets. The Company has merged Noral's operations into the Total Reproductions operating division of the Graphics Group which is located in Lincolnwood, Illinois. For the fiscal year ended April 30, 1994, Noral had sales of approximately $5.6 million. The acquisition was completed during the week of January 3, 1995.

In November 1994, the Company entered into an agreement in principle to acquire a small teleproductions company in the Chicago area, which will provide the Company entree into a new multi-media product line. The purchase price, payable in cash or stock, plus additional consideration based on earnings, is not material to the Company. It is also contemplated that the Company will enter into long-term employment agreements with the sellers. The acquisition is subject to the satisfaction of certain conditions, including completion of a due diligence audit and negotiation of a definitive agreement.

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Effective December 30, 1994, the corporation previously known as Schawk, Inc. ("Old Schawk") and certain affiliated corporations (collectively with Old Schawk, the "Old Schawk Companies") were merged into the Registrant (formerly known as "Filtertek, Inc.") in a transaction accounted for as a purchase. The surviving corporation in the merger was Filtertek, Inc. which then changed its name to Schawk, Inc.; however, under applicable accounting rules the historical financial statements of the Old Schawk Companies, rather than the Filtertek, Inc. statements, will be treated as the financial statements of the Registrant. The Registrant's operations consist of two segments, its graphics business
(the "Graphics Group") and its plastics business (the "Plastics Group"). The Plastics Group is comprised primarily of what was the business of Filtertek, Inc. prior to the merger and the Graphics Group is comprised primarily of what was the business of the Old Schawk Companies.

The Registrant's principal accountant from 1983 through January 16, 1995 had been Arthur Andersen LLP. The Old Schawk Companies' principal accountant from January 1, 1992 through December 30, 1994 had been Ernst & Young LLP.

On January 16, 1995, the Board of Directors decided to continue to retain Arthur Andersen LLP to audit the Plastics Group and Ernst & Young LLP to audit the Graphics Group for the fiscal year ended December 31, 1994. However, as a result of the merger, Ernst & Young LLP has become the Registrant's principal accountants because, as stated above, under accounting rules the financial statements of the Old Schawk Companies will be treated as the financial statements of the Registrant. Consequently, Ernst & Young LLP will deliver an audit opinion on behalf of the Registrant for the fiscal year ended December 31, 1994. Arthur Andersen LLP will deliver an audit opinion with respect to the Plastics Group for the year ended December 31, 1994, and Ernst & Young LLP will refer to such opinion in delivering its audit opinion on behalf of the Registrant.

The Registrant and Arthur Andersen LLP have not disagreed on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure in connection with the audits for the Registrant's two most recent audited fiscal years or during the period of January 1, 1994 to January 16, 1995. The Board of Directors' determination not to retain Arthur Andersen LLP was not based on the expectation that any such disagreement would arise in connection with the audit of its financial statements for the year ended December 31, 1994, but rather by virtue of the merger.

Other than as described above, Filtertek, Inc. has not engaged or otherwise consulted with Ernst & Young LLP regarding any matter relating to Filtertek, Inc.'s financial statements, and no written report or oral advice was provided to Filtertek, Inc. by Ernst & Young LLP regarding any decision of Filtertek, Inc. as to any accounting, audit or financial reporting issue.

CONSOLIDATED STATEMENTS OF INCOME - SCHAWK, INC.

                                                            (Thousands of Dollars, Except Per Share Amounts)
                                                            ------------------------------------------------
YEAR ENDED DECEMBER 31                                         1994                1993              1992
- ----------------------                                         ----                ----              ----
Net sales                                                      $186,145         $169,038        $110,999
Cost of sales                                                   119,964          109,549          66,753
Selling, general, and administrative
    expenses                                                     41,908           39,524          29,915
Operating income                                                 24,273           19,965          14,331

Other Income (expense):
Interest and dividend income                                        997              627             807
Interest expense                                                 (5,231)          (4,922)         (2,339)
Other                                                            (1,004)             115              55
                                                                 (5,238)          (4,180)         (1,477)
                                                               --------         --------        --------
Income before income taxes and
    minority interest                                            19,035           15,785          12,854
                                                               --------         --------        --------
Income Taxes:
    Income taxes prior to termination
     of S Corporation status                                        849              840             571
    Deferred income tax charge related
     to termination of S Corporation status                       3,000               --              --
Income before minority interest                                  15,186           14,945          12,283
Minority interest in net (income) loss
    of consolidated subsidiary                                   (1,717)            (329)            183
                                                               --------         --------        --------
Net income                                                     $ 13,469         $ 14,616        $ 12,466
                                                               ========         ========        ========

Pro Forma Data (unaudited):
Pro forma income taxes                                         $  7,071         $  6,400        $  5,300
Pro forma net income adjusted only
    for income taxes                                             10,247            9,056           7,737
Pro forma net income adjusted for
    merger, purchase accounting
    and income taxes (Note 15)                                   12,585            9,907              --
Pro forma primary and fully diluted
    earnings per share adjusted for
    merger, purchase accounting, and
    income taxes                                                   0.64             0.49              --
Pro forma weighted average number
    of common and common
     equivalent shares outstanding                               19,543           20,105              --

See accompanying notes.

CONSOLIDATED BALANCE SHEETS - SCHAWK, INC.

                                                                                   (Thousands of Dollars)
                                                                                   ----------------------
DECEMBER 31                                                                         1994             1993
- -----------                                                                         ----             ----
Assets
Current Assets:
    Cash and cash equivalents                                                     $  2,288          $ 3,533
    Trade accounts receivable, less allowance for
    doubtful accounts of $947 in 1994 and $791 in 1993                               31,906          30,760
    Inventories                                                                      19,078          17,569
    Prepaid expenses and other                                                        3,464           3,277
                                                                                   --------        --------
             Total current assets                                                    56,736          55,139

Property and equipment--net                                                          81,450          76,578
Excess of cost over net assets acquired, less accumulated
amortization of $4,516 in 1994 and $4,173 in 1993                                    48,287          38,193
Other intangible assets, less accumulated amorization
of $1,788 in 1994 and $1,110 in 1993                                                  1,321           1,828
Other                                                                                 5,632           8,455
                                                                                   --------        --------
Total assets                                                                       $193,426        $180,193
                                                                                   ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
    Trade accounts payable                                                          $ 6,719        $  7,758
    Accrued expenses                                                                 13,908          12,584
    Dividends payable                                                                    --           2,235
    Notes to payable stockholders                                                     8,780             902
    Current portion of long-term debt and capital lease obligations                   2,075           1,611
                                                                                    -------        --------
    Total current liabilities                                                        31,482          25,090

Long-term debt                                                                       75,059          76,918
Capital lease obligations                                                             6,031           6,353
Minority interest                                                                        --          18,797
Other                                                                                 1,209           1,615
Deferred income taxes                                                                 3,370             301

Commitments and Contingencies
Stockholders' Equity:
    Common stock                                                                        164             108
    Preferred stock                                                                      --              --
    Additional paid-in capital                                                       75,412          16,559
    Retained earnings                                                                 3,971          38,107
    Cumulative foreign currency translation adjustment                                 (947)         (1,393)
                                                                                   --------        --------
                                                                                     78,600          53,381

    Less: treasury stock at cost                                                      2,325           2,262
                                                                                   --------        --------
                                                                                     76,275          51,119
                                                                                   --------        --------
Total liabilities and stockholders' equity                                         $193,426        $180,193
                                                                                   ========        ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS - SCHAWK, INC.

                                                                            (Thousands of Dollars)
                                                                 -----------------------------------------
YEAR ENDED DECEMBER 31                                               1994             1993            1992
- ----------------------                                               ----             ----            ----
OPERATING ACTIVITIES
Net income                                                        $13,469          $14,616         $12,466
Adjustments to reconcile net income
    to cash provided by operating
    activities:
    Depreciation and amortization                                  14,866           15,336           7,784
    Deferred income taxes                                           3,051              (13)             --
    Other                                                            (147)          (1,291)           (176)
    Changes in operating assets and
      liabilities, net of effects from
      acquisitions:
            Trade accounts receivable                              (1,146)          (2,018)           (926)
            Inventories                                            (1,509)            (715)            739
            Prepaid expenses and other                               (169)          (1,058)            385
            Trade accounts payable and
              accrued expenses                                        285            1,682             212
                                                                  -------          -------         -------
Net cash provided by operating activities                          28,700           26,539          20,484

INVESTING ACTIVITIES
Purchases of property and equipment                               (13,882)         (19,066)        (11,060)
Cash proceeds from disposals of
    property and equipment                                          1,423              333              --
Advances from (to) related parties                                  1,238             (410)           (609)
Acquisitions, net of cash acquired                                   (618)         (13,414)         (48,298)
Other                                                                (401)             347          (1,336)
                                                                  -------          -------         -------
Net cash used in investing activities                             (12,240)         (32,210)        (61,303)

FINANCING ACTIVITIES
Proceeds from debt                                                 22,495           45,253          53,858
Principal payments on debt                                        (25,035)         (32,434)         (11,492)
Principal payments on capital lease
    obligations                                                      (293)            (192)            (98)
Cash dividends                                                    (12,878)          (9,165)        (10,395)
Repurchase of common stock                                             --               --             (78)
Increase in additional paid-in capital, net                           198            1,748              --
Capitalization of acquisition corporations                             --               --           6,565
Capital contribution to Fuzere
    Manufacturing Company, Inc.                                        --            1,578              --
(Purchase) sale of Class A common
    stock, net                                                     (1,960)           1,085              --
Foreign currency rate fluctuation                                    (175)             (99)             --
Sale of Class B common stock                                           57               --              --
Other                                                                (114)              --              --
                                                                  -------          -------         -------
Net cash (used in) provided by
    financing activities                                          (17,705)           7,774          38,360
Net (decrease) increase in cash and
    cash equivalents                                               (1,245)           2,103          (2,459)

Cash and cash equivalents beginning
    of year                                                         3,533            1,430           3,889
                                                                  -------          -------         -------
Cash and cash equivalents end of year                             $ 2,288          $ 3,533         $ 1,430
                                                                  =======          =======         =======

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - SCHAWK, INC.

                                                                       (Thousands of Dollars)
                                                                       ----------------------
Year Ended December 31, 1992, 1993, and 1994
- --------------------------------------------
                     OLD SCHAWK  SCHAWK, INC. SCHAWK, INC. SCHAWK, INC.  SCHAWK, INC.  ADDITIONAL   RETAINED    CUMULATIVE  TREASURY
                      COMPANIES      CLASS A    CLASS B      SERIES A      SERIES B       PAID-IN   EARNINGS      CURRENCY     STOCK
                         COMMON       COMMON     COMMON     PREFERRED     PREFERRED       CAPITAL              TRANSLATION
                          STOCK        STOCK      STOCK         STOCK         STOCK                             ADJUSTMENT
Balance at
  December 31, 1991       $  73     $   --     $   --       $   --        $   --       $  8,319     $30,500    $      --    $(2,262)
                         ======       ====       ====        =====         =====        =======      ======       ======    =======
Net income                   --         --         --           --            --             --      12,466           --         --
Capitalization related
  to purchase of Lincoln
  Graphics, Inc.             10         --         --           --            --          5,251          --           --         --
Capitalization related
  to purchase of Flexo
  Graphics, Inc.             25         --         --           --            --            975          --           --         --
Capital contribution to
  Flexo Graphics, Inc.       --         --         --           --            --            304          --           --         --
Dividends                    --         --         --           --            --             --     (10,662)          --         --
Cumulative foreign
  currency translation
  adjustment                 --         --         --           --            --             --          --         (816)        --
Balance at
  December 31, 1992         108         --         --           --            --         14,849      32,304         (816)    (2,262)
                         ======       ====       ====        =====         =====        =======      ======       ======    =======
Net income                   --         --         --           --            --             --      14,616           --         --
Capital contribution to
  Fuzere Manufacturing
  Company, Inc.              --         --         --           --            --          1,550          --           --         --
Capital contribution to
  Flexo Graphics, Inc.       --         --         --           --            --            198          --           --         --
Dividends                    --         --         --           --            --             --      (8,801)          --         --
Cumulative foreign
  currency translation
  adjustment                 --         --         --           --            --             --          --         (577)        --
Other                        --         --         --           --            --            (38)        (12)          --         --
Balance at
  December 31, 1993         108         --         --           --            --         16,559      38,107       (1,393)    (2,262)
                         ======       ====       ====        =====         =====        =======      ======       ======    =======
Net income                   --         --         --           --            --             --      13,469           --         --
Capital contribution to
  Flexo Graphics, Inc.       --         --         --           --            --            198          --           --         --
Dividends                    --         --         --           --            --             --     (20,398)          --         --
Cumulative foreign
  currency translation
  adjustment                 --         --         --           --            --             --          --          446         --
Issuance of Series A
  preferred stock            --         --         --           --            --         22,000     (22,000)          --         --
Issuance of Series B
  preferred stock            --         --         --           --            --          5,207      (5,207)          --         --
Deemed purchase of
  minority stockholders      --         --         --           --            --         31,502          --           --         --
Recapitalization
  for merger               (108)       155          9           --            --            (54)         --           --        (63)
Balance at
  December 31, 1994      $   --       $155       $  9        $  --         $  --        $75,412      $3,971        ($947)   ($2,325)
                         ======       ====       ====        =====         =====        =======      ======       ======    =======

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - SCHAWK, INC.
(Thousands of Dollars, Except Per Share Amounts)

NOTE 1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

Schawk, Inc. (the Company) operates in two business segments, graphics and plastics. The graphics segment provides prepress graphics arts services to customers primarily in the consumer products industries located in the United States. The plastics segment develops and manufactures insert-injection molded plastic filtration elements and custom specialty plastic products for the automotive, healthcare and industrial markets. The Plastics Group also manufactures thermoform visual and specialty packaging for the general commercial, healthcare, and consumer markets. The Company operates plastics manufacturing facilities in the United States, Puerto Rico, Ireland, and France.
    The graphics segment consists of the company known as Schawk, Inc. (Old Schawk) and companies previously affiliated through common ownership, Lincoln Graphics, Inc. and Flexo Graphics, Inc., collectively, the Old Schawk Companies. The plastics segment consists of the previously 60% owned subsidiaries, Filtertek, Inc. and subsidiaries (Filtertek or the Filtertek Companies).
    On December 30, 1994, the Old Schawk Companies merged with and into Filtertek (the merger). Pursuant to the merger, Filtertek issued an aggregate of 16,245,399 shares of Class A common stock, 22,000 shares of Series A Preferred stock, and 5,207 shares of Series B Preferred stock to the stockholders of the Old Schawk Companies, and the shares of Filtertek's Class A common stock previously held by Old Schawk (which had a controlling interest prior to the merger) were cancelled. The new Company was renamed Schawk, Inc.
    Because Old Schawk owned a controlling interest of Filtertek prior to the merger, AICPA Accounting Interpretation 26 of Accounting Principles Board Opinion No. 16 requires that the merger be accounted for as if the Old Schawk Companies acquired all the remaining Class A common stock of Filtertek.
    The accompanying consolidated financial statements include the accounts of the Old Schawk Companies and the Filtertek Companies based upon Old Schawk's effective control as of September 21, 1992. All significant intercompany balances and transactions have been eliminated. The Company's consolidated balance sheet at December 31, 1994 reflects the accounting as described in the previous paragraph as of the date of the merger and includes purchase accounting adjustments for the portion of Filtertek (40%) not owned by Old Schawk prior to the merger.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS
Cash equivalents include highly liquid debt instruments and time deposits with an original maturity of three months or less. Cash equivalents are stated at cost, which approximates market.

INVENTORIES
Inventories are stated at the lower of cost or market. Certain inventories, which approximate 11% in 1994 and 16% in 1993, respectively, of total inventories, are determined on the last in, first out (LIFO) cost basis. The remaining inventories are determined on the first in, first out (FIFO) cost basis.

PROPERTY AND EQUIPMENT
Property and equipment, including capitalized leases, are stated at cost, less accumulated depreciation and amortization and are being depreciated and amortized using the straight-line method over the estimated useful lives of the assets or the term of the leases, ranging from 3 to 40 years.

INTANGIBLE ASSETS
Intangible assets are comprised primarily of excess of cost over net assets acquired (goodwill) and noncompete agreements. Goodwill acquired is being amortized using the straight-line method over periods ranging from 5 to 40 years. The Company continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit. Noncompete agreements are being amortized using the straight-line method over the terms of the agreements ranging from 1 to 5 years.

FOREIGN CURRENCY TRANSLATION
Foreign currency assets and liabilities are translated at the rate of exchange existing at year-end, and income amounts are translated at the average of the monthly exchange rates. Gains and losses resulting from the translation of foreign currency financial statements are deferred and classified as a separate component of stockholders' equity.

INCOME TAXES
The Old Schawk Companies elected to be taxed as S Corporations under applicable provisions of the Internal Revenue Code (IRC). S Corporation income for federal income tax purposes is treated substantially as if the company were a partnership and, therefore, is not ordinarily subject to federal income tax. Upon consummation of the merger, Schawk, Inc. recorded a provision for deferred

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - SCHAWK, INC.
(Thousands of Dollars, Except Per Share Amounts)

income taxes of $3,000 to reflect the termination of the S Corporation status of the Old Schawk Companies. For informational purposes, the statements of income include an unaudited pro forma adjustment for income taxes which would have been recorded if these companies had been C Corporations, based on the tax laws in effect during those periods. Filtertek is a C Corporation under applicable provisions of the Internal Revenue Code.
    Effective January 1, 1993, Filtertek adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the provisions of this statement, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets arising from temporary differences and net operating losses will not be realized. The adoption of SFAS No. 109 did not have a material effect on the financial condition or results of operations of Filtertek.

EARNINGS PER SHARE
Pro forma primary and fully diluted earnings per share is computed by dividing net income adjusted as described in Note 15 by the pro forma weighted average number of common and common equivalent shares outstanding as a result of the merger.

RECLASSIFICATIONS
Certain amounts in the 1992 and 1993 financial statements have been reclassified to conform to the 1994 presentation.

NOTE 3. ACQUISITIONS

The following acquisitions were completed during 1992, 1993 and 1994. All have been accounted for using the purchase method of accounting. Accordingly, the purchase price has been allocated to the respective net assets acquired based on the fair value of such assets, including certain noncompete agreements (Note
8) and liabilities as of the date of the acquisitions, and the results of operations have been included in the accompanying consolidated statements of income from the effective date of the acquisitions.

FLEXO GRAPHICS STOCK PURCHASE
During 1992, the stockholders of Old Schawk formed the Flexographics Acquisition Company (Flexo Graphics Acquisition). Effective July 1, 1992, Flexo Graphics Acquisition acquired all of the outstanding stock of Flexo Graphics for approximately $1,813, of which $1,000 was paid in cash, $500 in a note payable, and $313 in amounts payable. Subsequent to this transaction, Flexo Graphics Acquisition was merged into Flexo Graphics. The following summarizes the purchase price allocation and cash paid:

Fair value of assets acquired,
net of cash acquired
of approximately $188                                                               $1,536
Cost in excess of net assets acquired                                                  966
Liabilities assumed                                                                 (1,690)
                                                                                    ------
Cash paid, net of cash acquired                                                     $  812
                                                                                    ======

The cost in excess of net assets acquired is being amortized over 10 years.

LINCOLN GRAPHICS STOCK PURCHASE
During 1992, the stockholders of Schawk formed Schawk of New Jersey, Inc. (Schawk NJ). Effective May 5, 1992, Schawk NJ acquired all of the outstanding stock of Lincoln Graphics for approximately $5,261 in cash. Subsequent to this transaction, Schawk NJ was merged into Lincoln Graphics. The following summarizes the purchase price allocation and cash paid:

Fair value of assets acquired,
net of cash acquired
of approximately $508                                                              $12,351
Cost in excess of net assets acquired                                                  890
Liabilities assumed                                                                 (8,488)
                                                                                    ------
Cash paid, net of cash acquired                                                    $ 4,753
                                                                                   =======

The cost in excess of net assets acquired is being amortized over 10 years.

FILTERTEK
On September 21, 1992, Old Schawk acquired 2,884,596 shares of Class A common stock and 254,363 stock options of Filtertek for approximately $43,573 in cash. In addition, on September 21, 1992, an additional 744,939 shares of Class A common stock of Filtertek were placed in an irrevocable trust as part of an agreement by Schawk to purchase these shares. This additional purchase was secured by a letter of credit of $10,770. On January 5, 1993, the shares in the trust were distributed to Schawk for $10,770 in cash. As a result, Schawk had effective control of Filtertek as of September 21, 1992. The allocation of the purchase price was finalized in 1993 upon completion of analyses, valuations, and other studies relating to the acquired assets and assumed liabilities. The fair value of assets acquired includes a step up in basis by Old Schawk's ownership interest (60%) of the excess of fair value of the related assets over their net book values at the date of acquisition. The following summarizes the purchase price allocation and cash paid:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - SCHAWK, INC.
(Thousands of Dollars, Except Per Share Amounts)

Fair value of assets acquired                                                 $31,416
Fair value of stock options acquired                                            1,065
Cost in excess of net assets acquired                                          34,505
Liabilities assumed                                                           (12,643)
                                                                              -------
Cash paid                                                                     $54,343
                                                                              =======

During 1994, Old Schawk acquired approximately 51,000 additional shares of Filtertek for $618. On December 30, 1994, the Old Schawk Companies merged with and into Filtertek. As described in Note 1, the merger was accounted for as if the Old Schawk Companies had acquired all the remaining Class A common stock of Filtertek. The following summarizes the purchase price allocation in connection with the merger:

Fair value of remaining Filtertek
Class A common stock                                                          $31,502
Elimination of minority interest                                              (18,017)
                                                                              -------
                                                                               13,485
Increase of property and equipment to fair value                               (4,252)
                                                                              -------
Increase to cost in excess of net assets acquired                             $ 9,233
                                                                              =======

The cost in excess of net assets acquired is being amortized over 40 years.

All of the Class A common stock and stock options acquired by Old Schawk on September 21, 1992 were cancelled pursuant to the terms of the merger.

PLASTIC MOLDED CONCEPTS, INC. STOCK PURCHASE
Effective June 2, 1993, Filtertek acquired all of the outstanding stock of Plastic Molded Concepts, Inc. for approximately $3,673, of which $2,650 was paid in cash and $1,023 in shares of Class A common stock (105,069 shares). The following summarizes the purchase price allocation and cash paid:

Fair value of assets acquired,
net of cash acquired
of approximately $6                                                            $4,417
Cost in excess of net assets acquired                                           1,093
Liabilities assumed                                                            (1,843)
Class A common stock issued                                                    (1,023)
                                                                               ------
Cash paid, net of cash acquired                                                $2,644
                                                                               ======

The cost in excess of net assets acquired is being amortized over 40 years.

NOTE 4. RELATED PARTY TRANSACTIONS

Other noncurrent assets include $1,238 in notes receivable at December 31, 1993 from a trust set up for the beneficial interest of certain stockholders and their family members. The notes paid interest at rates ranging from 5% to 9%. Interest of approximately $162 was accrued at December 31, 1993 and is included in prepaid expenses and other current assets. Interest income related to these notes was $50, $88, and $55 for 1994, 1993 and 1992, respectively.
    Included in prepaid expenses and other at December 31, 1994 and 1993, was approximately $141 and $355, respectively, of advances to Geneva Waterfront, Inc., which is owned by a stockholder of the Company.
    Other noncurrent assets also include approximately $685 and $629 in notes receivable from employees at December 31, 1994 and 1993, respectively. The notes are non-interest bearing demand notes collateralized by Class B common stock.
    The Company has approximately $8,780 and $902 in notes payable at December 31, 1994, and 1993, respectively, payable to certain stockholders. The notes bear interest at rates ranging from 5% to 6%. Interest expense related to these notes was $100, $108, and $40 for 1994, 1993, and 1992, respectively.

NOTE 5. INVENTORIES

Inventories consist of the following:

DECEMBER 31,                                                                1994                  1993
- ------------                                                                ----                  ----
Raw materials                                                            $ 7,633               $ 6,556
Work in process                                                            6,792                 7,663
Finished goods                                                             5,298                 3,982
                                                                         -------               -------
                                                                          19,723                18,201
Less: LIFO  reserve                                                         (645)                 (632)
                                                                         -------               -------
                                                                         $19,078               $17,569
                                                                         =======               =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - SCHAWK, INC.
(Thousands of Dollars, Except Per Share Amounts)

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

<Cation>
DECEMBER 31,                                                            1994                    1993
- ------------                                                            ----                    ----
Land and improvements                                                $ 2,315                 $ 2,644
Buildings and improvements                                            35,390                  32,806
Machinery and equipment                                               81,782                  70,234
Leasehold improvements                                                 3,167                   2,387
Building and improvements
under capital leases                                                   7,500                   7,500
                                                                     -------                 -------
                                                                     130,154                 115,571
Accumulated depreciation
and amortization                                                      48,704                  38,993
                                                                     -------                 -------
                                                                     $81,450                 $76,578
                                                                     =======                 =======

Accumulated depreciation and amortization includes $1,501 and $1,087 for building and improvements under capital leases at December 31, 1994 and 1993, respectively. Depreciation and amortization expense for property and equipment was $12,868, $13,089, and $6,520 in 1994, 1993, and 1992, respectively.

NOTE 7. ACCRUED EXPENSES

Accrued expenses consist of the following:

DECEMBER 31,                                                            1994                    1993
- ------------                                                            ----                    ----
Accrued compensation
and payroll taxes                                                    $ 8,805                 $ 8,279
Accrued income taxes                                                     557                     667
Other                                                                  4,546                   3,638
                                                                     -------                 -------
                                                                     $13,908                 $12,584
                                                                     =======                 =======

NOTE 8. LONG-TERM DEBT

Long-term debt consists of the following:

DECEMBER 31,                                                            1994                    1993
- ------------                                                            ----                    ----
OLD SCHAWK
Revolving credit facility                                            $46,000                 $51,500
Obligations under
noncompete agreements                                                    855                   1,333
Other                                                                    799                   1,883

THE FILTERTEK COMPANIES
Revolving credit facility                                             28,300                  22,000
Deutsche Mark line of credit,
due April 1995 (interest at
Eurodeutsche Mark rate plus 0.5%)                                        645                      --
Term loans, denominated in French
Francs, due in quarterly installments
through May 2004 (interest ranging
from 8.725% to 10.784%)                                                   --                   2,076
Other                                                                    213                     347
                                                                     -------                 -------
                                                                      76,812                  79,139
Less: current portion                                                 (1,753)                 (2,221)
                                                                     -------                 -------
                                                                     $75,059                 $76,918
                                                                     =======                 =======

OLD SCHAWK
On September 21, 1992, Old Schawk entered into a revolving credit facility with three participating banks (collectively, Lenders). The facility has a termination date of August 31, 1999. On December 30, 1994, as a result of the merger, Schawk, Inc. became the new borrower of the Old Schawk revolving credit facility.
    The maximum borrowing limit of $49,000, as amended, is reduced on a semiannual basis, in amounts ranging from $3,000 to $4,000 through February 1999 with a maximum borrowing limit of $18,500 for the period from March 1999 through August 1999. Schawk may permanently reduce the facility in multiples of $1,000 at any time.
    The revolving credit facility bears interest at the Eurodollar interest rate plus .625% (6.1% at December 31, 1994), as defined, or the Lenders' alternate base rate (6.5% at December 31, 1994), as defined, as determined by the Company. Interest is payable at intervals ranging from 30 days to 90 days. The unused facility carries a 0.25% commitment fee. A letter of credit facility of $3,000 is also provided for under the revolving credit facility.
    Borrowings under the revolving credit facility are unsecured but are subject to certain restrictive covenants which include, among other things: (i) restrictions on the incurrence of additional indebtedness; (ii) limitations on capital expenditures; (iii) limitations on new leases; and (iv) restric-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - SCHAWK, INC.
(Thousands of Dollars, Except Per Share Amounts)

tions on the payment of dividends or other distributions to stockholders. In addition, the facility requires the Company to maintain certain net worth, interest coverage, and other financial ratio requirements.
    In November 1992, Old Schawk entered into an interest rate swap agreement to hedge the impact of changes in interest rates on its revolving credit facility. The agreement converts the interest rate on the revolving credit facility to a fixed rate of 5.81%. The agreement applies to $40,000 of the outstanding principal balance, decreasing by $2,000 each quarter until termination in October 1997. If the swap was terminated at December 31, 1994, it would result in a net receipt by the Company of approximately $643. Net amounts paid or received on interest rate swap agreements that qualify as hedges are recognized over the term of the agreement as an adjustment to interest expense. Realized gains and losses resulting from interest rate swap agreements are recognized in the period the agreement is terminated. Unrealized gains and losses from interest rate swap agreements are deferred until realized.
    In connection with the $8,800 notes payable to certain stockholders described in Note 9, Old Schawk arranged an unsecured short-term credit facility for up to $8,800 to fund repayment of these notes payable. The facility bears interest at LIBOR plus 0.5% and matures at December 31, 1995. No amounts on this facility are outstanding as of December 31, 1994.

THE FILTERTEK COMPANIES
The revolving credit facility, executed in 1993, provides for a maximum borrowing limit of $30,000 until December 31, 1998. The commitment is reduced by $2,000 annually as part of the agreement. The unused line of credit carries a 0.25% commitment fee.
    The revolving credit facility bears interest at an average banking rate which approximates prime (8.5% at December 31, 1994) or LIBOR plus 0.5% (6.5% at December 31, 1994) as determined by Filtertek.
    Borrowings under the above agreement are unsecured. However, the agreement contains restrictive covenants which include, among other things: (i) restrictions on the incurrence of additional indebtedness; (ii) limitations on capital transactions; (iii) limitations on new leases; (iv) limitations on investments; and (v) restrictions on the payment of dividends. In addition, the agreement requires the maintenance of certain tangible net worth, leverage ratios, and other financial ratio requirements.
    Filtertek also entered into a working capital foreign currency line of credit agreement for $3,500 through May 31, 1995. The line bears interest at the Eurodollar interest rate plus 0.5%.

OBLIGATIONS UNDER NONCOMPETE AGREEMENTS
All obligations under noncompete agreements are guaranteed by the Company.

Annual maturities of all long-term debt at December 31, 1994 are as follows:

1995                                                                          $ 1,753
1996                                                                           11,471
1997                                                                            9,625
1998                                                                           31,471
1999                                                                           22,268
Thereafter                                                                        224
                                                                              -------
                                                                              $76,812
                                                                              =======

As substantially all of the debt of the Company bears interest at floating rates, the carrying value of the Company's debt approximates fair value.
    Interest paid on long-term debt during the years ended December 31, 1994, 1993, and 1992, was approximately $5,375, $5,803, and $2,028, respectively.

NOTE 9. STOCKHOLDERS' EQUITY

Stockholders' equity consists of the following:

DECEMBER 31,                                                                 1994                   1993
- ------------                                                                 ----                   ----
COMMON STOCK: SCHAWK, INC.
Class A voting, $0.008 par value;
40,000,000 shares authorized;
19,601,863 shares issued; 19,388,852
shares outstanding                                                        $   155               $     --

Class B nonvoting, $0.05 par value;
200,000 shares authorized;
172,281 shares issued; 138,432
shares outstanding                                                              9                     --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - SCHAWK, INC.
(Thousands of Dollars, Except Per Share Amounts)

OLD SCHAWK COMPANIES

Old Schawk, $0.10 par value;
900,000 shares authorized;
733,767 shares issued;
461,196 shares outstanding                                                         --                73

Lincoln Graphics, $0.50 par value;
100,000 shares authorized;
20,139.60 shares issued and outstanding                                            --                10

Flexo Graphics, $1.00 par value;
25,000 shares authorized, issued,
and outstanding                                                                    --                25
                                                                              -------           -------
                                                                              $   164           $   108
                                                                              =======           =======
PREFERRED STOCK, 1,000,000 SHARES AUTHORIZED: SCHAWK, INC.

Series A, $0.01 par value;
22,000 shares issued and outstanding                                          $    --           $    --

Series B, $0.01 par value;
5,207 shares issued and outstanding                                                --                --
                                                                              -------           -------
                                                                              $    --           $    --
                                                                              =======           =======
Additional paid-in capital:
Schawk, Inc.                                                                  $75,412           $    --
Old Schawk                                                                         --             9,831
Lincoln Graphics                                                                   --             5,251
Flexo Graphics                                                                     --             1,477
                                                                              -------           -------
                                                                              $75,412           $16,559
                                                                              =======           =======
Retained earnings:
Schawk, Inc.                                                                  $ 3,971           $    --
Old Schawk                                                                         --            37,207
Lincoln Graphics                                                                   --               349
Flexo Graphics                                                                     --               551
                                                                              -------           -------
                                                                              $ 3,971           $38,107
                                                                              =======           =======
Treasury stock:
Schawk, Inc.,
213,011 shares Class A and
33,849 shares Class B, at cost                                                $ 2,325                --
Old Schawk, 272,571 shares, at cost                                           $    --             2,262
                                                                              -------           -------
                                                                              $ 2,325           $ 2,262
                                                                              =======           =======

In December 1994, prior to the merger, the Old Schawk Companies paid a dividend of previously taxed and undistributed S Corporation earnings of the Old Schawk Companies to the existing stockholders in the form of notes payable in the aggregate amount of $8,800 plus an aggregate of 27,207 shares of preferred stock.
    On December 30, 1994, the Company issued 22,000 shares of Series A preferred stock and 5,207 shares of Series B preferred stock. The liquidation value of each share is equal to $1,000 per share plus all accumulated and unpaid dividends. The Series A preferred shares are mandatorily redeemable by the Company on December 31, 2004, or, at the option of the Board, on any December 31, beginning on December 31, 1995, and ending on December 31, 2003, by issuing to the holder the number of shares of Class A common stock equal to the sum of $1,000 plus an amount equal to all accumulated and unpaid dividends per share divided by $13.80, or cash in the amount of the fair market value, as defined, of the number of shares of Class A common stock. The Series B preferred shares are mandatorily redeemable by the Company on December 31, 1999 under the same redemption formula as Series A. Dividends shall accrue on each share of preferred stock at the rate of 5% per year and are payable quarterly. Holders of preferred shares are entitled to limited voting rights.
    Upon the liquidation, dissolution or winding up of the Company, the holders of Class A common and Class B common stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock, until the holders of Class B common stock Schawk, Inc. have received distributions (maximum amount of $10,000) equal to the par value of their shares. Thereafter, all distributions shall be made for the benefit of the holders of Class A common stock.

NOTE 10. INCOME TAXES

The provision (credit) for income taxes is comprised of the following:

YEAR ENDED DECEMBER 31                                     1994                 1993                1992
- ----------------------                                     ----                 ----                ----
Current:
U.S./Puerto Rico                                         $   76                $ 212               $  17
State                                                       722                  635                 457
Foreign                                                      --                    6                 (21)
                                                         ------                -----                ----
                                                            798                  853                 453

Deferred:
U.S./Puerto Rico                                          2,404                   87                  31
State                                                       390                   --                  --
Foreign                                                     257                 (100)                 87
                                                         ------                -----                ----
                                                          3,051                  (13)                118
                                                         ------                -----                ----
Total                                                    $3,849                $ 840                $571
                                                         ======                =====                ====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - SCHAWK, INC.
(Thousands of Dollars, Per Share Amounts)


On December 30, 1994, the effective date of the merger, Schawk, Inc. recorded a $3,000 deferred income tax charge related to the termination of the S Corporation status of the Old Schawk Companies.

Components of deferred income tax assets and liabilities (tax effected) are as follows:

DECEMBER 31,                                                            1994                     1993
- ------------                                                            ----                     ----
Current deferred income taxes:
Inventory                                                            $   246                  $   112
Accruals and reserves not currently
deductible                                                             1,493                      193
Offering costs                                                           400                       --
Other                                                                    334                       88
Valuation allowance                                                   (2,369)                    (307)
                                                                     -------                  -------
Net current asset                                                    $   104                  $    86
                                                                     =======                  =======
Long-term deferred income taxes:
Depreciation                                                          (3,396)                  (1,244)
Property and equipment acquisition
basis differences                                                     (2,432)                      --
Net operating losses and other credit
carryforwards                                                          6,792                    7,808
Other                                                                   (507)                      44
Valuation allowance                                                   (3,827)                  (6,909)
                                                                     -------                  -------
Net long-term liability                                              $(3,370)                 $  (301)
                                                                     =======                  =======

The European (primarily German and French) and U.S. losses cannot be further benefited due to the inability to carryback the losses against taxable income from previous years or to further benefit the losses against any remaining deferred tax liabilities in the future. As a result, a valuation allowance under SFAS No. 109 has been established against net operating losses.

A reconciliation between the provision for income taxes computed by applying the Federal statutory tax rate to income before income taxes and minority interest and the actual provision is as follows:

YEAR ENDED DECEMBER 31                                         1994               1993            1992
- ----------------------                                         ----               ----            ----
Income taxes at
statutory rate                                                   34.0%              34.0%           34.0%
Income exempt
from income tax                                                 (32.9)            (121.5)          (40.5)
State income taxes                                                3.8                4.0             3.3
European operating
losses not benefited                                               --               98.0             8.9
S Corporation
earnings of acquired
entities                                                           --              (10.7)           (2.4)
Deferred tax related
to S Corporation
termination                                                      15.8                 --              --
Other                                                            (0.5)               1.5             1.1
                                                                 ----             ------           -----
                                                                 20.2%               5.3%            4.4%
                                                                 ====             ======           =====

The Company's Puerto Rican operation is exempt from the payment of Puerto Rican income taxes on 90% of its income from the manufacture and sale of all products in Puerto Rico until January 2010. This exemption was received from the government of Puerto Rico in January 1974 and amended in June 1981, June 1983, and December 1990, under the Puerto Rico Industrial Incentive Acts of 1963 and 1987. In addition, 90% of the dividends paid to residents of Puerto Rico are exempt from tax under grant.
    The Company's operation in the Republic of Ireland is subject to a 10% income tax.
    The approximate effects of these tax holidays described above was to increase net income by $1,334, $1,420 and $1,397 in 1994, 1993, and 1992 respectively, and to increase pro forma earnings per share by $0.07 and $0.07 in 1994 and 1993, respectively.
    The Company qualifies under Section 936 of the Internal Revenue Code to receive a credit equal to its United States tax on income from sources in Puerto Rico. As a result, no United States income tax has been provided on the exempt income.
    Tax loss carryforwards at December 31, 1994 are approximately $7,990, $1,232, and $7,972, in the United States, France, and Germany, respectively. These loss carryforwards can be recognized through future taxable income in the United States through the years 2003 through 2007 and in France and Germany for an indefinite period of years. Of the U.S. tax loss carryforward, approximately $2,100 will be recognized in stockholders' equity when realized and the remaining amounts will be recognized in the statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - SCHAWK, INC.
(Thousands of Dollars, Except Per Share Amounts)

The undistributed earnings of foreign subsidiaries were approximately $4,780 at December 31, 1994. No income taxes are provided on the distribution of such earnings because they are considered permanently invested. The foreign component of income (losses) before income taxes and minority interest was ($745,000), ($4,036,000) and ($790,000) for the years 1994, 1993, and 1992, respectively.
    Income taxes paid during the years ended December 31, 1994, 1993, and 1992 were approximately $959, $654, and $372, respectively.

NOTE 11. LEASES AND COMMITMENTS

The Company leases land and a building from an unrelated party. This lease requires monthly installments of approximately $48 through January 2010. A related party has an option to purchase the land and building in January 2000.
    The Company also leases land and a building from a related party, with monthly installments of approximately $32 through June 2002. The agreement contains an option to purchase the land and building at the end of the lease for 90% of fair market value at the end of the lease. The Company is required to pay utilities, real estate taxes, and insurance on the property on both leases. These leases are recorded as capital leases.
    The Company also leases various plant facilities and equipment under noncancellable operating leases that expire at various dates through February 2010. Total rent expense incurred under all operating leases, was approximately $808, $1,099, and $942 for the years ended December 31, 1994, 1993, and 1992, respectively.

Future minimum payments under leases with terms of one year or more are as follows at December 31, 1994:


                                                                         CAPITAL            OPERATING
                                                                          LEASES               LEASES
                                                                          ------               ------
1995                                                                     $   959              $   668
1996                                                                         959                  551
1997                                                                         959                  404
1998                                                                         959                  285
1999                                                                         959                  227
Thereafter                                                                 6,779                  737
                                                                         -------              -------
                                                                          11,574              $ 2,872
                                                                                              =======
Less: Amounts representing interest                                        5,221
                                                                         -------
                                                                           6,353
Less: Current portion                                                        322
                                                                         -------
                                                                         $ 6,031
                                                                         =======

The Company's production facility in Ireland is being financed in part by grants from the Industrial Development Authority of Ireland (IDA). The grants provide 25% of the actual amount of funds expended on the acquisition and equipping of the production facility up to a maximum of approximately 1.4 million Irish Punts (approximately $2,158 at December 31, 1994). Grants received to date totaling approximately 1.2 million Irish Punts ($1,837 at December 31, 1994), are reported as a reduction of the related assets, and Schawk, Inc. are being amortized over the life of the asset. A contingent liability for repayment of the grants received exists if the Ireland operations were liquidated. The grants are forgiven ratably over a ten-year period. The unamortized grant liability totaled approximately 0.4 million Irish Punts ($541 at December 31, 1994). In 2001, all obligations for repayment of the grants terminate. There is no intention of liquidating the Ireland operation.

NOTE 12. EMPLOYEE BENEFIT PLANS

DEFINED-CONTRIBUTION PLANS
The Company has the following defined-contribution plans for the benefit of its employees. The Schawk, Inc. Employee Retirement Plan, a 401(k) plan, covers all nonunion employees of the Illinois, New York, California, Michigan, and Minneapolis operations, plus a related company, Geneva Waterfront, Inc. The Weston Engraving, Inc. Profit Sharing Plan is a frozen plan that previously covered employees of the Weston Engraving division who are currently covered in the Schawk, Inc. Employee Savings Plan. Effective January 1, 1995, the Weston Engraving, Inc. Profit Sharing Plan was merged into the Schawk, Inc. Employee Retirement Plan. The Schawkgraphics, Inc. Profit Sharing Plan covers the union employees of the Schawk Graphics division. The Lincoln Graphics, Inc. Flexible Compensation Plan, a 401(k) plan, covers all nonunion employees of Lincoln Graphics. Effective January 1, 1994, the Lincoln Graphics, Inc. Flexible Compensation Plan was merged into the Schawk, Inc. Employee Retirement Plan. The Filtertek, Inc. Retirement Savings Plan, covers employees of the Illinois and Puerto Rico operations. The plans provide a 100% match of employee contributions up to 5% of wages (as defined).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - SCHAWK, INC.
(Thousands of Dollars, Except Per Share Amounts)

Contributions to the plans were as follows:

YEAR ENDED DECEMBER 31,                                          1994            1993              1992
- -----------------------                                          ----            ----              ----
Schawk, Inc. Employee
Retirement Plan                                                $1,093          $  930             $ 843
Schawkgraphics, Inc.
Profit Sharing Plan                                                40              40                40
Lincoln Graphics, Inc.
Flexible Compensation
Plan                                                               --              90                 7
Filtertek, Inc.
Retirement Savings
Plan                                                              383             321                --
                                                               ------          ------             -----
                                                               $1,516          $1,381             $ 890
                                                               ======          ======             =====

MULTIEMPLOYER PENSION PLANS
The Company is required to contribute to certain defined-contribution union pension plans under various labor contracts covering union employees. Pension expense related to the union plans, which is determined based upon payroll data, was approximately $558, $587, and $519 in 1994, 1993, and 1992, respectively.

NOTE 13. STOCK/EQUITY OPTION PLANS

In 1988, the Company adopted an Equity Option Plan which, as amended, provides for the issuance of up to 2,252,250 shares of common stock to key employees.
    In 1991, the Company adopted an Outside Directors' Formula Stock Option Plan as amended in 1994 and authorized grants thereunder to nonemployee directors of options of shares of common stock.
    In addition, in 1984 and 1987, options totaling 236,226 shares were made available and granted to former employees.
    The Employees Stock Bonus Plan and Trust, a retirement program, had previously been granted options representing 260,481 shares. During 1992, this plan was terminated.
    Options granted under all of these plans are at market price at date of grant and are exercisable for a period of ten years from the date of grant.

A summary of options outstanding at each of the three years ended December 31, 1994, 1993, and 1992, and other data for the three years then ended under all option plans, including options granted to the Employees Stock Bonus Plan and Trust is as follows:

YEAR ENDED DECEMBER 31,                                       1994               1993               1992
- -----------------------                                       ----               ----               ----
Outstanding
January 1                                                $ 846,033         $1,153,288         $1,605,388
Granted                                                    364,984             35,000             90,000
Exercised                                                  (21,966)          (334,182)          (538,846)
Cancelled                                                 (258,363)            (8,073)            (3,254)
                                                         ---------         ----------          ---------
Outstanding
December 31                                                930,688            846,033          1,153,288
                                                         =========         ==========          =========

Average price of
options exercised                                             6.00               6.00               6.00
Average price of
options outstanding                                           9.37               8.17               7.55
Available for grant
December 31                                              $ 919,681           $ 58,481           $ 68,481
                                                         =========           ========           ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - SCHAWK, INC.
(Thousands of Dollars, Except Per Share Amounts)


NOTE 14. SEGMENT DATA
    The Company operates in two industry segments, graphics and plastics as described in Note 1. Net sales, operating income, capital expenditures, depreciation and amortization, and identifiable assets, by segment are summarized as follows:

                                                           GRAPHICS           PLASTICS           GENERAL
                                                              GROUP              GROUP         CORPORATE
                                                           --------           --------         ---------
1994
Net sales                                                  $103,889            $82,256         $      --
Operating income                                             20,380              4,087              (194)
Capital expenditures                                          4,551              8,750               581
Depreciation and
amortization                                                  7,192              7,674                --
Identifiable assets                                          43,781            130,588            19,057

1993
Net sales                                                  $ 95,809            $73,229         $      --
Operating income                                             16,356              3,789              (180)
Capital expenditures                                          6,138              9,100             3,828
Depreciation and
amortization                                                  8,906              6,430                --
Identifiable assets                                          46,332            111,940            21,921

1992
Net sales                                                  $ 82,860            $28,139         $      --
Operating income                                             14,165                266              (100)
Capital expenditures                                          3,898              5,623             1,539
Depreciation and
amortization                                                  5,928              1,856                --
Identifiable assets                                          46,227             92,558            16,971

General corporate identifiable assets consist primarily of cash, property and equipment, and miscellaneous other assets.


NOTE 15. EARNINGS PER SHARE

Historical earnings per share is computed by dividing net income adjusted only for pro forma income taxes by the historical weighted average number of common shares outstanding of the Old Schawk Companies.

The historical earnings per share adjusted only for pro forma income taxes is as follows:

YEAR ENDED DECEMBER 31                                             1994             1993            1992
- ----------------------                                             ----             ----            ----
Net income                                                      $13,469          $14,616         $12,466

Pro forma
income taxes                                                      7,071            6,400           5,300

Pro forma net
income adjusted
only for income
taxes                                                            10,247            9,056           7,737

Primary and fully
diluted common
shares outstanding                                              507,328          507,328         488,115

Primary and fully
diluted earnings per
share adjusted only
for income taxes                                                 $20.20           $17.85          $15.85

Because of the merger with Filtertek on December 30, 1994, the Company does not consider the historical earnings per share calculation shown above to be meaningful information. Pro forma earnings per share information shown on the statements of income is presented to compare net income and earnings per share as if the merger had occurred at the beginning of each of the periods presented. The following pro forma adjustments have been made to each of the periods. Increased depreciation and amortization was recorded to reflect the increased basis in property and equipment and goodwill amortization resulting from the merger. Compensation expense was reduced to reflect the terms of employee/stockholder agreements in effect at January 1, 1995. Income tax expense was adjusted to reflect taxation at regular income tax rates instead of S Corporation rates. Preferred stock dividends were recorded to reflect the issuance of preferred stock in connection with the merger.

MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING . SCHAWK, INC.

The management of Schawk, Inc. is responsible for the preparation and integrity of all financial statements and other information contained in the Schawk, Inc. Annual Report to Stockholders. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management giving due consideration to materiality. The Company maintains internal control systems designed to provide reasonable assurance that the Company's financial records reflect the transactions of the Company and that its assets are protected from loss or unauthorized use.

The Company's financial statements have been audited by Ernst & Young LLP, independent public accountants, whose report thereon follows. Their report relies on the audit of Arthur Andersen LLP, which audits the Company's Plastics Group. As part of their audit of the Company's financial statements, Ernst & Young LLP and Arthur Andersen LLP considered the Company's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. Management has made available to Ernst & Young LLP and Arthur Andersen LLP the Company's financial records and related data.

The Audit Committee of the Board of Directors is responsible for reviewing and evaluating the overall performance of the Company's financial reporting and accounting practices. The Committee meets periodically and independently with management and the independent accountants to discuss the Company's internal accounting controls, auditing and financial reporting matters. The independent accountants have unrestricted access to the Audit Committee.


David A. Schawk                                Marie Meisenbach Graul
President and                                  Chief Financial Officer
  Chief Executive Officer                        and Treasurer

REPORT OF INDEPENDENT AUDITORS . SCHAWK, INC.

The Board of Directors and Stockholders
Schawk, Inc.

We have audited the accompanying consolidated balance sheets of Schawk, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of Schawk, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Filtertek, Inc. (the Plastics Group of Schawk, Inc.), which statements reflect total assets of $77,723,000 and $72,930,000 as of December 30, 1994 and December 31, 1993, respectively, and total revenues of $82,257,000 and $73,183,000 for the period ended December 30, 1994 and the year ended December 31, 1993, respectively, and $12,368,000 for the period from September 21, 1992 to December 31, 1992. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for the Plastics Group, is based solely on the report of other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Schawk, Inc. at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



Chicago, Illinois
February 24, 1995

SELECTED FINANCIAL DATA . SCHAWK, INC.

                                (Thousands of Dollars, Except Per Share Amounts)

YEAR ENDED DECEMBER 31                    1994        1993        1994        1993     1992(C)       1991        1990
- ----------------------                    ----        ----        ----        ----     -------       ----        ----
                                           Pro Forma (a)                            Historical
CONSOLIDATED INCOME STATEMENT
INFORMATION
Net sales                              $186,145    $169,038  $  186,145    $169,038   $110,999     $79,432    $77,537
Operating income                         26,254      21,820      24,273      19,965     14,331      12,325     12,874
Income before income
taxes and minority interest              21,016      17,640      19,035      15,785     12,854      11,706     11,974
Income taxes                              7,071       6,400       3,849 (b)     840        571         248        275
Net income                               12,585       9,907      13,469      14,616     12,466      11,458     11,699

PRO FORMA INFORMATION
Pro forma income taxes                       --          --       7,071       6,400      5,300       4,700      4,800
Pro forma net income
adjusted only for
income taxes                                 --          --      10,247       9,056      7,737       7,006      7,174
Pro forma net income
per share                                   .64         .49          --          --         --          --         --

CONSOLIDATED BALANCE SHEET
INFORMATION
Working capital                              --          --    $ 25,254    $ 30,049   $ 26,186     $12,984    $12,014
Total assets                                 --          --     193,426     180,193    155,756      55,401     58,613
Long-term debt, capital lease
obligations and redeemable
preferred stock                              --          --      81,090      83,271     70,803       7,172     13,802
Stockholders' equity                         --          --      76,275      51,119     44,183      36,630     31,426

OTHER DATA
Cash dividends per
common share (d)                             --          --          --          --         --          --         --
Depreciation and
amortization                                 --          --      14,866      15,336      7,784       4,485      4,127
Capital expenditures                         --          --      13,882      19,066     11,060       3,747      4,552


    (a) Pro forma net income includes adjustments for the merger, purchase accounting, and income tax adjustments. See Note 15 to the Schawk, Inc. audited financial statements.
    (b) Includes a one-time deferred tax charge of $3,000 for termination of S Corporation tax election.
    (c) On September 21, 1992, Old Schawk effectively acquired a controlling interest in Filtertek which was accounted for as a purchase.
    (d) Because of the limited number of stockholders prior to the merger, dividends per share data is not meaningful and has not been presented.

SCHAWK, INC. SUPPLEMENTAL STOCKHOLDER INFORMATION - QUARTERLY FINANCIAL DATA

                                                     (Thousands of Dollars, Except Per Share Amounts)
                               NET SALES            COST OF           NET INCOME   PRO FORMA NET INCOME    PRIMARY AND FULLY
                                                      SALES               (LOSS)      ADJUSTED ONLY FOR    DILUTED EARNINIGS
                                                                                       INCOME TAXES (a)        PER SHARE (a)
1994 QUARTER ENDED:
March 31                       $ 46,430            $ 28,667              $ 5,361               $ 3,395               $ 6.69
June 30                          48,839              31,084                4,548                 2,848                 5.61
September 30                     44,630              27,929                4,764                 2,983                 5.88
December 31                      46,246              32,284               (1,204)                1,021                 2.02
                               --------            --------              -------               -------               ------
Total                          $186,145            $119,964              $13,469               $10,247               $20.20
                               ========            ========              =======               =======               ======

1993 QUARTER ENDED:
March 31                       $ 40,763            $ 27,938              $ 2,541               $ 1,577               $ 3.11
June 30                          42,827              27,021                4,781                 2,959                 5.83
September 30                     43,458              28,816                2,458                 1,527                 3.01
December 31                      41,990              25,774                4,836                 2,993                 5.90
                               --------            --------              -------               -------               ------
Total                          $169,038            $109,549              $14,616               $ 9,056               $17.85
                               ========            ========              =======               =======               ======

DIVIDENDS DECLARED (B)

QUARTER ENDED                                                                                      1994                1993
- -------------                                                                                      ----                ----
March 31                                                                                        $    --              $   --
June 30                                                                                           5,789               4,390
September 30                                                                                      5,809               2,661
December 31                                                                                       8,800               1,750
                                                                                                -------              ------
Total                                                                                           $20,398              $8,801
                                                                                                =======              ======


    (a) Adjusted only for pro forma income taxes (see Note 15 to the Schawk, Inc. audited financial statements).
    (b) Dividends declared are for the Old Schawk Companies and do not include amounts of the former Registrant, Filtertek, Inc. Prior to the merger with Filtertek, Inc. on December 30, 1994, the Old Schawk Companies were privately held S Corporations with a limited number of shares outstanding. Dividends were declared on the basis of stockholder cash requirements and not necessarily on the basis of earnings. Dividends declared per share computations have not been presented because management does not consider this information to be meaningful.

STOCK PRICES (C)

QUARTER ENDED                                              1994 HIGH/LOW                   1993 HIGH/LOW
- -------------                                              -------------                   -------------
March 31                                                   9 7/8 - 8 1/2                  10 7/8 - 8 3/4
June 30                                                   10 3/4 - 8 1/4                   9 7/8 - 8 3/8
September 30                                              13 3/8 - 9 5/8                  10 3/8 - 8 3/4
December 31                                               13 1/8 - 9 3/8                  10 3/4 - 9 1/8

    (c) Stock prices are for the former Registrant, Filtertek, Inc. The Registrant had 2,400 stockholders of record on November 7, 1994. The Registrant's stock is listed on the NYSE.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS - SCHAWK, INC.

[PHOTO]

TOP ROW:
LARRY LARKIN, JOHN T. MCENROE, ESQ., HOLLIS W. RADEMACHER,
RONALD J. KAY, ROBERT F. MEINKEN, JUDITH W. MCCUE, ESQ.

BOTTOM ROW:
MARIE MEISENBACH GRAUL, DAVID A. SCHAWK,
CLARENCE W. SCHAWK, A. ALEX SARKISIAN

BOARD OF DIRECTORS

Clarence W. Schawk
Chairman of the Board
Director since 1992

David A. Schawk
President and Chief Executive Officer
Director since 1992

A. Alex Sarkisian
President, Graphics Group, Executive Vice President, and Corporate Secretary
Director since 1992

Marie Meisenbach Graul
Chief Financial Officer and Treasurer
Director since 1992

Ronald J. Kay
President, Plastics Group
North American Operations
Director since 1993

Larry Larkin
Executive Vice President, Plastics Group
Director since 1988

John T. McEnroe, Esq.
Partner, Vedder, Price, Kaufman & Kammholz
Director since 1992

Judith W. McCue, Esq.
Partner, Keck, Mahin & Cate
Director since 1992

Robert F. Meinken
Private Investor
Director since 1992

Hollis W. Rademacher
Investments
Director since 1995

EXECUTIVE OFFICERS

Clarence W. Schawk
Chairman of the Board

David A. Schawk
President and Chief Executive Officer

A. Alex Sarkisian
President, Graphics Group, Executive Vice President, and Corporate Secretary

Marie Meisenbach Graul
Chief Financial Officer and Treasurer

Ronald J. Kay
President, Plastics Group
North American Operations

INVESTOR INFORMATION - SCHAWK, INC.

SECURITIES LISTING
The Schawk, Inc. Class A common stock
is traded under the symbol SGK on the
New York Stock Exchange.

CORPORATE HEADQUARTERS
Schawk, Inc.
1695 River Road
Des Plaines, IL 60018
708-827-9494

PUBLIC INFORMATION OFFICER
Marie Meisenbach Graul
708-827-9494

INVESTOR RELATIONS CONTACT
Anita L. Fletcher
708-827-9494 ext: 228

TRANSFER AGENT
First Chicago Trust Company
of New York
P.O. Box 2500
Jersey City, NJ 07303
800-446-2617

INDEPENDENT AUDITORS
Arthur Andersen Co. LLP
Chicago, IL

Ernst & Young LLP
Chicago, IL

LEGAL COUNSEL
Vedder, Price, Kaufman and Kammholz
Chicago, IL

ANNUAL MEETING
The Schawk, Inc. 1995 Annual Meeting of Stockholders will be held on Tuesday, May 17th, 1995 at 10:00 a.m. CDST, at Schawkgraphics, 1600 Sherwin Avenue, Des Plaines, IL, 60018. All stockholders are encouraged to attend and participate. Doors will open at 8:30 a.m. for plant tours and exhibits.

DIVIDEND PAYMENTS
Common Stock Dividends generally are paid on Feb. 15, May 15, Aug. 15, and Nov. 15 to Schawk stockholders of record on Feb 1, May 1, Aug. 1, and Nov. 1, respectively. Dividends are subject to declaration by the Board of Directors, which establishes the amount of each quarterly dividend to be paid and fixes the record date and payment date.

SEC FORM 10-K
A copy of the Schawk, Inc. Form 10-K to the U.S. Securities and Exchange Commission or other corporate publications are available without charge upon request. All materials may be requested by contacting the Investor Relations Department at 708-827-9494.

FINANCIAL INFORMATION
Prospective investors, analysts and representatives of financial institutions requiring information regarding Schawk, Inc. should contact the Investor Relations Department at 708-827-9494.